Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

August 20, 2018

Via EDGAR

Daniel Duchovny
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Perry Ellis International, Inc.
Amended Schedule 13E-3
Filed on August 3, 2018
File No. 005-48707

Revised Preliminary Proxy on Schedule 14A
Filed on August 3, 2018
File No. 000-21764

Ladies and Gentlemen:

On behalf of our client, Perry Ellis International, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Amended Schedule 13E-3 (as amended, the “Schedule 13E-3”), which was initially filed with the Commission on August 3, 2018, and a complete copy of the revised above-captioned Revised Preliminary Proxy on Schedule 14A (as revised, the “Proxy Statement”), which was initially filed with the Commission on August 3, 2018.

The Schedule 13E-3 and the Proxy Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Daniel Duchovny, dated August 13, 2018 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter, and the Staff’s comments have been reproduced to facilitate its review.  Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3 and the Proxy Statement.

The Company has asked us to convey the following as its responses to the Staff:

Amended Schedule 13E-3

1.                                      We note that you have requested confidential treatment for Exhibits (c)(8) and (c)(9).  We will provide comments on your requests separately.

Response to Comment 1

The Company has received your comments on its confidential treatment request for Exhibit (c)(8).  The Company has withdrawn its confidential treatment request for Exhibit (c)(8) and has re-filed such exhibit as Exhibit (c)(8) to the Schedule 13E-3.

Revised Preliminary Proxy Statement

Background of the Merger, page 18

2.                                      We note your response to prior comment 5 and the revised disclosures on page 22.  Please revise your disclosures on page 22 to satisfy the requirements of Item 1015(b)(6) of Regulation M-A concerning:

i.                  AlixPartners’ findings/recommendations;

ii.               AlixPartners’ basis for and methods for arriving at those findings/recommendation and

iii.            any instructions or limitations on the investigation issued by the Special Committee to AlixPartners concerning its work.

In addition, reconcile your disclosure that the Special Committee engaged AlixPartners “on a non-reliance basis” with your disclosure in the same paragraph that the Special Committee’s determination was “based on the analysis performed by AlixPartners.” Clarify whether the Special Committee’s based its determination concerning use of the projections on any factors other than the analysis performed by AlixPartners.  File all AlixPartners’ reports as exhibits.  Refer to Item 1016(c) of Regulation M-A.

Response to Comment 2

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 22 and 24 of the Proxy Statement. The report has been filed as Exhibit (c)(10) to the Schedule 13E-3.  The Company has advised us that the Special Committee did not issue any instructions or limitations on the investigation to AlixPartners concerning its work, and that it did not base its determination concerning the use of the  projections on any external factors other than that the projections were prepared by the Company’s management and the analysis performed by AlixPartners.

3.                                      With reference to prior comment 1, please further revise your disclosure on page 37 to identify AlixPartners as the provider of a report, opinion, or appraisal materially related to the transaction.  In this regard, your disclosure on page 22 indicates that AlixPartners’ analysis impacted the Special Committee’s determination to use managements’ forecasts, which in turn impacted PJ Solomon’s fairness opinion concerning the transaction.

Response to Comment 3

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 38 of the Proxy Statement.

Recommendation of the Special Committee and Our Board of Directors, page 45

4.                                      We refer to prior comment 9 and note your revised disclosure on page 47 stating that the Special Committee expressly adopted the fairness advisor’s opinion and presentation.  Please revise to clarify whether the Board of Directors also expressly adopted these same reports.

Response to Comment 4

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 50 of the Proxy Statement.

5.                                      We reissue prior comment 10, in which we asked for revisions to your disclosure.  While PJS may have addressed a broader set of security holders, the filing persons are required to address a narrower set of security holders.  The affiliates included within the security holders considered by PJS have different interests than those required to be addressed by Schedule 13E-3 and thus the filing persons must explain, given their adoption of the PJS analyses and conclusion, how their fairness determination as to the narrower set of security holders can be properly supported by reliance on an opinion that does not address the same security holders.

Response to Comment 5

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 50, 54 and 68 of the Proxy Statement.

Additionally, the Company supplements its prior answer and advises the Staff that, because no unaffiliated security holder will receive less value, or different type, of merger consideration than any affiliated security holder of the Company that is not affiliated with Parent, and the PJS fairness opinion addresses fairness of the merger consideration to both unaffiliated security holders and affiliated security holders of the Company that are not affiliated with Parent, the filing persons were able to determine the fairness of the merger consideration on the basis of the PJS opinion to unaffiliated security holders.

Furthermore, the PJS fairness opinion only speaks to the fairness of the price per share, not the fairness of the whole deal.  The fairness of the whole deal is based on the list of factors the Special Committee considered in making its determination, including those listed in the section “Special Factors—Recommendation of the Special Committee and Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” beginning on page 49 of the Proxy Statement.

6.                                      We reissue prior comment 12.  Please revise this section to describe what, if any, consideration the special committee and board of directors gave to the referenced results in their evaluation of the PJS analyses and opinion.

Response to Comment 6

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 54 of the Proxy Statement.

Projected Financial Information, page 69

7.                                      We reissue prior comment 20.  We are unable to locate a discussion of the assumptions made in preparing, and limiting factors applied to, the financial projections.  Your revisions in response to our prior comment are generic.

Response to Comment 7

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 74 and 75 of the Proxy Statement.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3136 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Kelley D. Parker

Kelley D. Parker

cc:           Tricia McDermott Thompkins

Perry Ellis International, Inc.

Raphael M. Russo

Robert B. Schumer

Paul, Weiss, Rifkind, Wharton & Garrison LLP